Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS JUNE AND Q1 FISCAL 2019/20 SALES

	June 2019	Change year-on-year	Q1 FY20 Apr – Jun 2019	Change year-on-year
Jaguar Land Rover	47,060	(9.6)%	128,615	(11.6)%
Jaguar	14,933	(8.5)%	39,540	(10.4)%
Land Rover	32,127	(10.1)%	89,075	(12.1)%

Whitley, UK, 10 July 2019 – Jaguar Land Rover retail sales in June 2019 were 47,060 vehicles, down 9.6% compared to June 2018.

Retail sales were up in the UK (4.6%) but down in other regions including North America (-9.0%), Europe (-11.7%), China (-12.3%) and in Overseas markets (-18.6%), reflecting generally weaker industry conditions. While China sales remained down year on year in June, sales there were up 23.1% from May. Jaguar Land Rover UK sales set a new record for June, despite the industry being down 4.9%.

Retail sales of the all-electric I-PACE and the new Range Rover Evoque grew, while other models were impacted by the weaker general market conditions. Discovery Sport sales also reflected anticipation of the launch of the new refreshed model.

Jaguar retail sales in June 2019 were 14,933 vehicles, down 8.5% year-on-year and Land Rover retailed 32,127 vehicles, down 10.1% compared to June 2019.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“While challenging conditions continue to impact other regions, we were pleased to see sales return to growth in the UK, where we are outperforming the market aided by higher sales of the new Range Rover Evoque, Land Rover Discovery, Jaguar I-PACE and the new Jaguar XE.

“For Jaguar, initial customer response to the XE is encouraging following the debut of the sporty saloon’s new enhanced exterior design, luxurious interior and advanced technologies. The unprecedented treble World Car award-winning I-PACE continues to delight and excite, bringing new customers to the brand.

“At Land Rover, the new Range Rover Evoque luxury compact SUV continues to strengthen its global sales performance following its recent debut. With both Range Rover and Range Rover Sport launched as plug-in hybrids last year, production has now ramped up and this innovative technology is fully available. Mild-hybrid electric versions of both vehicles were also announced recently as the latest step in offering electrified options for all new models from 2020.”

Jaguar Land Rover total retail sales for Q1 Fiscal 2019/20 were 128,615, down 11.6% compared to the same period last year.

ENDS

For further information, please contact:

Joan Chesney

M: +44 (0) 7467 448 229

E: jchesney@jaguarlandrover.com

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In the year to 31 March 2019 Jaguar Land Rover sold 578,915 vehicles in 128 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities and an engine manufacturing centre in the UK. We also have plants in China, Brazil, India, Austria and Slovakia.

From 2020 all new Jaguar Land Rover vehicles will offer the option of electrification, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com
Tel: +91 22-66657613 www.tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.